Exhibit 99.1

Weibo Announces Board Change

BEIJING, January 10, 2022 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB; HKEx: 9898), a leading social media platform in China, today announced that Mr. Pen Hung Tung has been appointed as a director to the Board of Directors of the Company and Mr. Daniel Yong Zhang has resigned from the board, effective on January 10, 2022.

Mr. Tung is currently the Chief Marketing Officer of Alibaba Group. Mr. Tung joined Alibaba Group in January 2016. Before joining Alibaba Group, Mr. Tung was the Chief Executive Officer of VML China and served as the Vice President of Marketing at PepsiCo China. Mr. Tung received a bachelor’s degree in electrical engineering from Taiwan University and a master’s degree in industrial engineering from University of Michigan, Ann Arbor.

The Company would like to express its deep appreciation to Mr. Daniel Yong Zhang for his contribution to the Company and service to the board during his tenure. At the same time, the Company is thrilled to welcome Mr. Tung to the board of directors and believes that Mr. Tung will bring valuable guidance to the Company’s development.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisements that conform to the information feed on our platform. To support the mobile format, we have developed and are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.